Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 7 DATED JANUARY 19, 2016

TO THE PROSPECTUS DATED MAY 1, 2015

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated May 1, 2015, as supplemented by Supplement No. 1 dated July 31, 2015, Supplement No. 2 dated August 20, 2015, Supplement No. 3 dated September 14, 2015, Supplement No. 4 dated November 11, 2015, Supplement No, 5 dated December 18, 2015 and Supplement No. 6 dated December 31, 2015.

Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the Company;

2)	The re-opening of offering of Class C shares; and

3)	The acquisition of a portfolio of three solar generation assets by Magnolia Sun LLC, an indirect, wholly owned subsidiary of the company (the “CaMa Solar Portfolio”).

 Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of December 31, 2015, we had accepted investors’ subscriptions for and issued approximately 6,721,967 shares in the offering, resulting in our receipt of gross proceeds of approximately $65,997,000.

Re-opening of Offering of Class C Shares

Effective as of January 20, 2016, we have resumed the company’s offering of Class C shares purchased outside of our distribution reinvestment plan. New sales as well as previously issued and outstanding Class C shares will continue to: (i) be subject to an ongoing distribution fee, (ii) be eligible to receive cash distributions, where authorized by the company, and (iii) be eligible for repurchase under the company’s share repurchase program; in each case, including Class C shares sold pursuant to the distribution reinvestment plan, as applicable

Acquisition of the CaMa Solar Portfolio

The company announced on January 19, 2016, through a wholly-owned subsidiary, that it has acquired 721,828 Kilowatts of operating solar power facilities located on 3 sites in the states of California, and Massachusetts for a purchase price of approximately $250,000. The largest off-taker is Santa Cruz City Schools rated Aa2 followed by Petaluma City Schools of Sonoma County rated A2 both based in California and then WGBH Educational Foundation (which is a “Not-For-Profit”) which has a rating of Aaa on its revenue bonds and is located in Boston, MA.

The electricity produced from these facilities is enough to power approximately 91 homes for one year of typical use.